

April 5, 2021

Deanna Johnson
Chief Executive Officer
Fuel Doctor Holdings, Inc.
410 Louisiana Street
Vallejo, CA 94590

      Re: Fuel Doctor Holdings, Inc.
          Registration Statement on Form 10-12G
          Filed March 8, 2021
          File No. 000-56253

Dear Ms. Johnson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 10-12G filed March 8, 2021

Item 4. Security Ownership of Certain Beneficial Owners and Management.
Principal Stockholders, page 8

1. Please amend your disclosure to identify the natural person(s) with voting and/or dispositive power over the shares owned by Friction & Heat, LLC. Please also provide the addresses of the entities listed in the table. See Item 403(a) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions., page 10

2. We note your references throughout your filing and in your financial statements to loans with related parties. Please amend your disclosure to describe the material terms of any loans with related parties for the periods presented in your filing, including the identity of the parties and the amount of the loan. See Item 404(a) of Regulation S-K.

Item 9. Market Price of, and Dividends on, the Registrant's Common Equity and Related Stockholder Matters.
(a) Market Information, page 10

3.   You disclose that your common stock trades on the OTC Pink. Please amend your disclosure here to inform investors that the OTC Pink includes warnings to "STOP" and that your common stock is "Dark or Defunct," and describe for investors the meaning of such designations.

(d) Equity Compensation Plan Information, page 10

4.   We note your disclosure that "the Company has granted shares of restricted stock to its officers, directors and others for services periodically and as part of some of the officers' employment agreements." However, your disclosure on page 9 states that "[t]he Company does not have employment agreements with any of its officers or directors," and your Summary Compensation table and other executive compensation disclosure does not include a discussion of restricted stock awards. Please amend your filing to reconcile these disclosures.

General

5.   We note your disclosures that "[n]o revenue has been generated by the Company," and "[i]t is unlikely the Company will have any revenues unless it is able to effect an acquisition or merger with an operating company, of which there can be no assurance." We also note that you appear to have nominal assets. Therefore, it appears that you are a shell company as defined in Rule 12b-2 of the Exchange Act. Please amend your filing to prominently disclose your shell company status and disclose the consequences of that status, including details regarding compliance with Rule 419 in connection with any offering of your securities, the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.

6.   Please be advised that your registration statement will automatically become effective sixty days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until the review process is completed, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Deanna Johnson
Fuel Doctor Holdings, Inc.
April 5, 2021
Page 3

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Aamira Chaudhry at 202-551-3389 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at 202-551-2545 or Dietrich King at 202-551-8071 with any other questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Trade & Services

cc: Stephen Mills